Bear Stearns Series 2005-HE10
Aggregate Statement of Principal and Interest Distributions to Certificateholders for 2005

Class	Principal	Interest	Ending Principal Balance
A-1	47,094,036.87	3,387,220.01	467,539,963.13
A-2	0	1,326,280.40	188,898,000.00
A-3	0	293,401.44	40,957,000.00
M-1	0	212,266.26	28,558,000.00
M-2	0	796,899.45	103,894,000.00
M-3	0	356,536.13	41,360,000.00
M-4	0	111,963.30	12,310,000.00
M-5	0	134,681.04	12,802,000.00
M-6	0	72,516.51	6,893,000.00
M-7	0	124,318.53	11,817,000.00